FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 29, 2004	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION
(Registrant)

By:	/s/ Linda H. Mackid

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

Date: October 29, 2004

Form 6-K Exhibit Index

Exhibit No.
1	News release dated October 29, 2004 referenced as:

“EnCana sharpens focus on North American natural gas and oilsands, agrees to sell all U.K. North Sea assets, production and prospects, including 43 percent of Buzzard project, to Nexen Inc. for US$2.1 billion”

EnCana sharpens focus on North American natural gas and oilsands, agrees to sell all U.K. North Sea assets, production and prospects, including 43 percent of Buzzard project, to Nexen Inc. for US$2.1 billion

Ecuador and Gulf of Mexico moved to non-core status

Conference call today at 7:30 a.m. Mountain Time, see notice below

CALGARY, Alberta (October 29, 2004) — EnCana Corporation (TSX, NYSE: ECA) subsidiary EnCana (U.K.) Holdings Limited has reached an agreement to sell subsidiary EnCana (U.K.) Limited to Nexen Inc. for approximately US$2.1 billion cash. EnCana (U.K.) Limited’s interests include a 43.2 percent interest in the Buzzard oil field, a 41.0 and 54.3 percent interest, respectively, in the Scott and Telford oil fields, other satellite discoveries, plus interests in exploration licences covering more than 740,000 net acres in the North Sea. Proved reserves at December 31, 2003 associated with the U.K. operations were 129 million barrels of oil equivalent. EnCana U.K. daily sales in the first nine months of 2004 averaged 23,200 barrels of oil equivalent.

“EnCana intends to further sharpen its focus on its industry-leading position in long-life North American natural gas and oilsands resource plays through the future disposition of its Ecuadorian and Gulf of Mexico interests. These combined transactions will focus EnCana as the leading North American natural gas producer and the premier in-situ oilsands developer,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer. “We are pleased that our highly capable U.K. team will become a key part of another strong and respected Canadian independent oil and gas producer.”

U.K. sale proceeds targeted to debt reduction, share purchase program

EnCana expects that essentially no tax will be payable on the transaction. Proceeds from this and the future non-core divestitures will be directed to a combination of debt repayment and purchase of EnCana shares. EnCana intends to begin purchasing common shares pursuant to its current Normal Course Issuer Bid. The company’s normalized debt-to-capitalization target is 35 percent.

EnCana expects to record an after-tax gain in excess of $1 billion on the U.K. asset sale, which is expected to close on or about December 1, 2004, and is subject to normal closing adjustments and regulatory approval. The Ecuador and Gulf of Mexico divestitures are expected to occur in 2005. In addition, EnCana plans to upgrade its portfolio each year through the disposition of mature non-core North American conventional assets.

EnCana is focusing on the future

“Conventional North American production has entered into a classic period of increasing costs and accelerating decline rates. We expect that onshore North America’s future will be dominated by unconventional tight gas and oilsands, which we classify as resource plays. Resource plays represent a paradigm shift — in other words, unconventional thinking. For example, in contrast to conventional reservoirs, typically resource play decline rates and costs decrease, and cumulative booked reserves increase over time,” Morgan said.

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“Over a decade-long period, EnCana has built North America’s strongest resource play position, and has become North America’s number one natural gas producer and the low-cost in-situ oilsands producer. Creating shareholder value is all about focusing on competitive advantages and executing with operational and financial discipline. In fact, exploitation of our resource plays is the most profitable strategy in our portfolio and where we believe we can build the most value. Our strong balance sheet allows us to be a very disciplined seller. We will dispose of assets that do not fit our strategy and when we are satisfied we are maximizing value for shareholders,” Morgan said.

Building an unconventional future

“We fully recognize that the Buzzard project is a world class development, with potential upside. However, the U.K. asset sale presents an opportunity to capture substantial immediate value for our shareholders at a time of high oil prices. Since the creation of EnCana two and a half years ago, we have developed a high level of confidence in our ability to produce sustainable profitable growth from long-life, low-cost natural gas and oilsands resource plays and have consistently and steadily tightened our focus on these plays because of their attractive returns and predictable low-risk growth. We are more convinced than ever that the future of oil and gas growth in North America resides in unconventional assets. It’s what we know best and it is what we are best at,” said Randy Eresman, EnCana’s Chief Operating Officer.

Resource plays have plenty of room to grow

“Our large and growing portfolio of resource plays contains a long-term inventory of strong return exploitation opportunities in what we believe are North America’s most prospective resource basins. EnCana’s focus is on basin-centered sand, carbonate and coalbed natural gas accumulations in Western Canada, the U.S. Rockies and Texas, and in-situ recovery from our oilsands resources. We have been building resource play expertise on our legacy assets in Alberta for decades. Over the last five years we have expanded aggressively into British Columbia, the U.S. Rockies and more recently into Texas — a period during which the importance of unconventional reservoirs to North American supply was becoming increasingly apparent. EnCana’s natural gas resource plays are characterized by unique geologic settings that have created huge contiguous occurrences of natural gas in low permeability formations. These plays have become increasingly economic with today’s technology. EnCana’s manufacturing-style resource play management approach, which focuses on scale, cost control and continuous learning, has contributed to EnCana earning its cost of capital at less than half of today’s commodity prices. Our disciplined pursuit of these unconventional assets has enabled us to become North America’s largest, lowest operating cost, natural gas producer. However, our 3 billion cubic feet of daily production represents only around five percent of the North American market, so there’s plenty of room to grow,” Eresman said.

“In the in-situ oilsands business, we have a wealth of experience and a successful track record in low-cost commercial production from our steam-assisted gravity drainage projects. We expect that these industry-leading projects will be a continuing source of value creation for the company,” Eresman said.

Following the completion of this U.K. sale transaction and after the Ecuador divestiture takes place, 100 percent of EnCana’s production will be from onshore North America. Natural gas and natural gas liquids (NGLs) will comprise about 80 percent of the company’s production and an even higher portion of operating cash flow. Resource plays will represent about 75 percent of daily North American output, and this ratio is expected to grow steadily through a combination of mature conventional asset dispositions and deployment of capital into resource play development.

Growth outlook well beyond proved reserves

EnCana’s future growth is underpinned by its 9.4 trillion cubic feet of proved gas reserves and 16 trillion cubic feet of Unbooked Resource Potential — collectively more than 25 trillion cubic feet of natural gas resources. At current production rates, this results in an expected resource life of more than 20 years. The company’s oilsands lands hold more than an estimated 30 billion barrels of oil in place, sufficient for decades of growing production.

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“We believe EnCana’s existing huge unconventional North American oil and gas land holdings and the continuous flow of new concepts and ideas that our teams are delivering provide our shareholders with a depth and breadth of opportunity for predictable, reliable, profitable growth right here in North America, which makes EnCana a truly unique investment,” Morgan said.

Other non-core assets

EnCana’s Ecuador and Gulf of Mexico assets are valuable conventional properties that the company has moved to non-core status because they no longer fit EnCana’s resource play focus. The Ecuador assets include interests in five Oriente Basin blocks which had average production of 77,100 barrels per day of oil, generated $252 million of operating cash flow, after hedging, in the first nine months of 2004 and contain an estimated 162 million barrels of proved reserves as of December 31, 2003, plus a 36.3 percent interest in the OCP Pipeline. In the Gulf of Mexico, successful exploration has resulted in a number of promising conventional oil discoveries, together with additional prospects contained on EnCana’s extensive exploration licences.

Revised sales forecast reflects resource play focus

Given the expected pro forma impact of the U.K. divestiture, EnCana has revised its 2005 sales forecast to between 4.7 billion and 5.0 billion cubic feet of natural gas equivalent per day, comprised of 3.35 billion and 3.50 billion cubic feet of natural gas and 225,000 and 255,000 barrels of oil and NGLs. Core upstream capital investment in 2005 is forecast to be between $4.6 billion and $5.0 billion, after allowance for expected inflationary pressures. EnCana has posted an updated corporate guidance on its Web site: www.encana.com.

Summary of non-core assets

U.K. interests
•	43.2 percent interest and operatorship of Buzzard oil field development
•	EnCana proved reserves at December 31, 2003: 106 million BOE
•	41.0 and 54.3 percent interest respectively and operatorship of the Scott Telford oil fields
•	Production, first nine months of 2004: 23,200 BOE per day
•	EnCana proved reserves at December 31, 2003: 23 million BOE
•	Exploration licences covering 744,000 net acres

Ecuador interests
•	100 percent interest in Tarapoa Block, production: 42,000 barrels of oil per day
•	40 percent economic interest in relation to Block 15, production: 31,000 barrels of oil per day
•	Interests in Block 14 (75 percent), Block 17 (70 percent) and Shiripuno Block (100 percent), production from three blocks: 4,100 barrels of oil per day
•	Proved reserves at December 31, 2003: 162 million barrels
•	36.3 percent interest in OCP Pipeline, 500 kilometres in length, capacity 450,000 barrels of oil per day

Gulf of Mexico interests
•	25 percent interest in Tahiti discovery
•	25 percent interest in Tonga discovery
•	25 percent interest in Sturgis discovery
•	25 percent interest in Jack discovery
•	6.25 percent interest in St. Malo discovery
•	Average of 40 percent interest in 224 exploration blocks covering 516,000 net acres

EnCana reports in U.S. dollars and according to U.S. protocols in order to facilitate a more direct comparison to other North American upstream oil and natural gas exploration and development companies. Reserves and production are reported on an after-royalties basis. All figures are in U.S. dollars unless otherwise noted.

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CONFERENCE CALL TODAY

EnCana Corporation will host a conference call today, Friday, October 29, 2004 starting at 7:30 a.m., Mountain Time (9:30 a.m. Eastern Time), to discuss this transaction and the company’s resource play strategy.

North American callers can participate by dialing (800) 967-7140 approximately 10 minutes prior to the conference call. United Kingdom callers can participate by dialing 08-000289792.

An archived recording of the call will be available from approximately 11:30 a.m. Mountain Time on October 29, 2004 until midnight November 5, 2004 by dialing (888) 203-1112 or (719) 457-0820 and entering pass code 863020.

A live audio Web cast of the conference call will also be available via EnCana’s Web site, www.encana.com, under Investor Relations. The Web cast will be archived for approximately 90 days.

EnCana Corporation

With an enterprise value of approximately $30 billion, EnCana is one of North America’s leading independent oil and gas companies. EnCana pursues predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. EnCana defines resource plays as large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have low geological and commercial development risk and low average decline rates. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana’s disciplined pursuit of these unconventional assets has enabled it to become North America’s largest natural gas producer and a leading developer of oilsands through in-situ recovery. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Natural gas volumes that have been converted to barrels of oil equivalent (BOEs) have been converted on the basis of six thousand cubic feet (mcf) to one barrel (bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent equivalency at the well head.

Natural gas volumes are sold based on heat content in British Thermal Units (“Btu’s”) but physically measured in standard cubic feet (“scf”). The heat content of natural gas varies by formation and therefore by production region. For example, the heat content of EnCana’s natural gas production in Alberta is approximately 1,020 Btu/scf and the U.S. Rockies is approximately 1,110 Btu/scf. The average heat content of EnCana’s natural gas production in total is approximately 1,040 Btu/scf or 1.04 million British Thermal Units (“MMBtu”)/Mcf.

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EnCana Corporation resource descriptions

EnCana uses the terms resource play, estimated ultimate recovery and resource potential. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (EUR) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom. Resource potential is a term used by EnCana to refer to the estimated quantities of hydrocarbons that may be added to proved reserves over a specified period of time largely from a specified resource play or plays. EnCana’s current stated estimates of unbooked resource potential utilize a five year time frame for their specified period of time.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: anticipated closing of the U.K. transaction; anticipated tax payable on the U.K. transaction, anticipated completion dates of the proposed Ecuador, Gulf of Mexico and North American conventional asset sales transactions; anticipated total proceeds from divestitures; anticipated timing of and purchases made pursuant to the company’s Normal Course Issuer Bid; anticipated regulatory approvals; anticipated value for shareholders; the anticipated effects of the proposed asset sales transactions; anticipated growth in production, sales and reserves for crude oil; natural gas and NGLs for 2004, 2005 and beyond (including per share growth); anticipated debt-to-capitalization; anticipated growth from resource plays and the expected characteristics of those resource plays; anticipated resource life; anticipated success of and production from oilsands; anticipated cash flows in 2004, 2005 and beyond and the source of those cash flows; anticipated capital expenditures in 2005; anticipated impact of the company’s hedging program; anticipated Unbooked Resource Potential; the company’s projections with respect to the percentage of production from resource plays in the future and the impact of increasing the company’s proportion of resource play assets on future decline rates and the reliability and predictability of resource and production growth; the proportion of the company’s production from onshore North America, anticipated use of sales proceeds; and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing

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list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Tracy Weeks
Manager, Investor Relations
(403) 645-2007
Paul Gagne
Manager, Investor Relations
(403) 645-4737

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